PRESS RELEASE

Wednesday, June 18, 2003 – Envoy Communications Group Inc. (NASDAQ: ECGI; TSE: ECG), announced today that it received a Nasdaq Staff Determination on June 17, 2003 indicating that the Company fails to comply with the minimum $1.00 per share bid price requirement for continued listing set forth in Marketplace Rule 4310(c)(4) and that its securities are, therefore, subject to delisting from The Nasdaq SmallCap Market. The Company has requested a hearing before a Nasdaq Listing Qualification Panel to review the Staff Determination. There can be no assurance the Panel will grant the Company’s request for continued listing.

About Envoy

Envoy Communications Group (NASDAQ: ECGI/TSE:ECG) is an international consumer and retail branding company with offices throughout North America and Europe. For more information on Envoy visit www.envoy.to.

Cautionary Statement

Certain statements contained in this press release may constitute “forward-looking statements” within the meaning of Section 21E(i)(1) of the United States Securities Exchange Act of 1934. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause Envoy’s actual results to be materially different from any future results expressed or implied by these statements. Such factors include the following: general economic and business conditions, changes in demand for Envoy’s services, changes in competition, the ability of Envoy to integrate acquisitions or complete future acquisitions, interest rate fluctuations, currency exchange rate fluctuations, dependence upon and availability of qualified personnel and changes in government regulation. In light of these and other uncertainties, the forward-looking statements included in this press release should not be regarded as a representation by Envoy that Envoy’s plans and objectives will be achieved.

For further information, please call:
Envoy Communications Group Inc.
Contact: Geoffrey Genovese
Tel: (416) 593 1212
Or contact our investor relations department at:
CitiCap Communication Corp.
Contact: Linda Mitropoulos
Tel: (604) 732-6127
E-Mail: linda@citicap.com